Kabel Deutschland GmbH

Betastr. 6-8 · 85774 Unterföhring

United States Securities and Exchange Commission Mr Robert Littlepage jr. Washington, D.C. 20549 United States

contact: telephone: fax: e-mail: date:	Sandy Hahn +49 89/96010-613 +49 89/96010-852 Sandy.Hahn@kabeldeutschland.de 20. März 2008

Re:	Kabel Deutschland GmbH Form 20-F for Fiscal Year Ended March 31, 2007 Filed July 31, 2007 File No. 33-137371

Dear Mr Littlepage jr.

Thank you for your letter, of March 14, 2008, received by us on March 18, concerning our filing dated March 31, 2007. We are unfortunately unable to respond to your comments within the specified time period of 10 working days. As we intend to provide a complete and qualified answer, we would like to apply for an extended completion period until April 30, 2008. This extension allows us the necessary time for preparation due to that lost over the early Easter holiday.

I confirm that our full response will be provided by April 30, 2008.

We would like to thank you in advance for your kind consideration.

Yours sincerely

Paul Thomason Chief Financial Officer	Unterföhring, March 20, 2008